Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: KNBT Bancorp, Inc.
Filer’s Commission File No.: 000-22537-01

[Text of September 7, 2007 E-Mail Sent to National Penn Bancshares, Inc.’s Employees]

Dear Fellow National Penn employees,

We want to tell you about a very exciting announcement we issued to the public this morning.

National Penn is merging with KNBT Bancorp, Inc., one of the largest community bank companies  serving the Lehigh Valley and Northeast Pennsylvania regions.

Headquartered in Bethlehem, Northampton County, KNBT has $3 billion in assets and serves Lehigh, Northampton, Carbon, Luzerne, Schuylkill and Monroe counties through 56 community offices of its banking subsidiary, Keystone Nazareth Bank and Trust. They provide a wide variety of financial services including banking, insurance and wealth management.

The company is very similar to National Penn in its values and focus on the customer, one of the many reasons we’re excited about this partnership.

When the merger is completed in first quarter 2008, National Penn will be an $8.5 billion-asset-company and the fifth largest banking company in Pennsylvania.  We will have a network of more than 130 offices operating under the current banking and affiliate names and have brighter prospects for the future than either of our individual companies.

We believe that this merger will create a new force in financial services in Pennsylvania and the greater mid-Atlantic region - one that will better position us to deal with the challenges our industry faces.

An immediate benefit of this alliance will be a stronger presence in Eastern Pa., particularly in the Lehigh Valley and surrounding counties.  For example, our combined organization will now have #1 market share in Northampton County and #2 market share in Lehigh County, both vibrant and growing areas.

Our merger with KNBT is very different from the previous 10 bank transactions National Penn has completed. Our previous mergers were “additive” - adding the talents and markets of new partners. The KNBT merger is “transformative.” With the National Penn/KNBT alliance, we will create a different company than the one that now exists. Our plan to create excellence throughout the new organization will start with a review of each area throughout both companies to determine where the strengths are.  Then we will adopt those strengths for both organizations.

In order to maximize the potential of this merger, we will be making significant leadership and organizational changes. The most significant is that KNBT President and CEO Scott Fainor will become senior executive vice president and COO of National Penn Bancshares and president and CEO of National Penn Bank.   Scott is well suited to this new role.  He is highly skilled and experienced. Over the last 10 years, he has held leadership positions at First Union, including president of the Lehigh Valley/Northeastern Pa. region and executive vice president.

You no doubt have many questions about the merger.  Your Leadership Team member will be sharing information with you soon, and we also have posted a Q&A on the intranet.  Just go to the homepage, click on the “everyone” link, and you’ll see the announcement about KNBT.  You can submit questions by using the “Ask a Question” form on the page.  As the integration progresses, we will continue to send you updates.

We hope that you are as excited about the merger with KNBT as we are and that in the coming days, you will give us your full cooperation and support.  This is truly good news for National Penn.  While we will always need to contain costs, this merger gives us greater resources and the opportunity to become the premier supercommunity bank in the mid-Atlantic region.

Wayne Weidner                                                                                                                     Glenn Moyer

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[The Link Referenced in the Above E-mail Leads to the Following Text on National Penn’s Website]

Media/Employee Q&A

1. Who is KNBT?
KNBT Bancorp, Inc. and its Keystone Nazareth Bank & Trust subsidiary, is one of the largest community banks serving the greater Lehigh Valley and Northeast Pennsylvania regions.   With assets of $3 billion, KNBT operates 56 community offices within six counties: Lehigh, Northampton, Carbon, Luzerne, Schuylkill and Monroe.

KNBT has 825 employees and offers a wide array of financial services including: banking, insurance and wealth management

2. What is the advantage of this strategic merger?
The merger of our two companies will create a new force in financial services in Pennsylvania and the greater mid-Atlantic region.  We will achieve a critical size that will enable us to enter new services.  Because of our size, we will be better positioned to deal with the challenges our industry faces, especially cost containment initiatives.  And because of the kind of quality organization both of our companies are, combined we’ll have the depth and quality of management found only in much larger financial corporations.  Some of the specific attributes of this merger are:
•
A stronger presence in Eastern Pa., particularly in the Lehigh Valley and surrounding counties.   For example, our combined organization will now have #1 market share in Northampton County, and #2 market share in Lehigh County, both vibrant growth areas with strong demographics to support future expansion.

•	Our companies both emphasize customer service, local decision-making, and relationship-building, so we see a smooth integration of our cultures.

 3. How is this merger different from the previous transactions National Penn has done?

This is National Penn’s 11th bank transaction, but it is very different from the others.  In addition to being the largest, we believe this merger will literally transform both of our organizations.  In previous mergers we added the capabilities and markets of other institutions.  With the National Penn/KNBT alliance, our goal is to create a new company.  We will do this by reviewing each area of our companies to determine the best and most profitable way to do business.  The result will be a stronger, more customer-focused and capable organization with brighter growth prospects than each of our individual companies.

4. When is the deal expected to close?

First quarter 2008

5. How many people from both companies will be downsized?

It is difficult to predict the number of redundant positions that will be identified in the combined organization, but clearly, that will be intensely examined.  We will strive to move staff into positions that will remain after the merger and after operational conversions so that we can minimize any resulting staff reductions.  By drawing on the best talents of both organizations, we will build an extremely competent team that can offer world class service and compete with any major financial institution.

6. Will KNBT change its name to National Penn?

The KNBT and Keystone Nazareth Bank & Trust names will be retained in the six counties where KNBT currently operates.  Keystone Nazareth Bank will ultimately operate as a division of National Penn Bank.

7. What will happen to our Lehigh Division?

We plan to convert our National Penn offices in Lehigh and Northampton to the KNBT brand.   We anticipate that a handful of National Penn and Keystone community offices would be closed or consolidated.

8. I see that KNBT’s President and CEO Scott Fainor will become senior executive vice president and chief operating officer of National Penn Bancshares and president and CEO of National Penn Bank.  Could you give me some background on Scott?

Scott Fainor, 46, is highly respected in the financial services industry.  Over the last 10 years, he has held leadership positions at First Union, including president of the Lehigh Valley/Northeastern Pa. region and executive vice president.  From 2002 to 2003, he was chief executive officer of First Colonial and Nazareth National Bank.  Since 2003, he has been president and CEO of KNBT and Keystone Nazareth Bank.

9. How many KNBT board members will join National Penn?

The new National Penn board will consist of 15 members, 10 from National Penn and five from KNBT.

10. Doesn’t National Penn currently have 13 corporate board members?  What will happen to the other three?

In a strategic combination such as this, some current board members in both organizations will relinquish their positions on a combined board.  Some of these directors will be asked to help the new National Penn in other ways that will keep them involved with our combined organization.

11. Will KNBT be converted to our system? When?

KNBT’s system will be converted to National Penn.  The specific date has not been established.

12. You said certain operational and functional areas may be retained or centralized in the Lehigh Valley. What do you mean?

The integration team will evaluate the best options for our all of resources, including the best locations for our operational and functional areas.

13. How can National Penn afford to buy yet another bank when we are working so hard to control costs and tighten budgets?

Cost containment is a business strategy, but not a growth strategy.  We need to find new ways to increase revenue while containing costs or spreading them over a larger asset base. Our partnership with KNBT will do both of those things.

14. Why did KNBT want to join National Penn?

Like National Penn, KNBT has enjoyed much success in serving customers in a very personal and individual manner. By combining our capabilities and resources, both National Penn and KNBT will achieve greater growth than we could individually.

15. How many combined community offices will we have when the acquisition is completed? (including Christiana and KNBT?)

More than 130 (the final number will depend on the consolidations)

16. What will NPBC’s ranking be in the state after the merger?

At a combined $8.5 billion, we will be the fifth largest banking company headquartered in the state after PNC, Sovereign, Fulton and Susquehanna.

17. How does this announcement affect our purchase of the commercial building in Douglassville and plans for a future operations center?

That is unknown at this point.  All support facilities will be carefully evaluated by our Integration Team as we seek to achieve both cost efficiency and professional work setting for our support functions.

HR Questions:

1. Will my benefits change?

The employee benefits programs of both organizations will be studied and a standard program will be created that will effectively reward, attract and retain talented employees.

2. Can I expect a higher salary now that the company is significantly larger?

Not necessarily, but National Penn will continue to study the compensation levels of all positions and pay competitive salaries throughout the organization.

3. Will jobs be posted across the 2 companies?                                                                                                Yes, after the merger.

4. I really like working at National Penn because it still has a “small bank” attitude for both employees and customers and our internal brand is to go beyond the expected for customers.  Will that change?

Our brand promise - the “attitude” that drives our respect for employees and customers alike  - will not change. It starts with each one of us – your attitude is contagious! We look forward to your support of the “new” National Penn so that we can maintain what makes us unique!

5. Will I need to learn new products or services as a result of the merger?

This merger will transform our organizations, so we expect that we will make positive changes to the way we do business.  We can all expect change to occur and need to get on board to make those changes effective for our clients, our  fellow employees, and ourselves.

Possible media question:

1. I see that KNBT’s loan portfolio has a larger percentage of retail and mortgage loans than National Penn’s. What is KNBT’s history with/exposure to the subprime or Alt A mortgage market?

KNBT has no exposure to subprime mortgages and some exposure to Alt A loans, the vast majority of which are performing well.

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Additional Information About This Transaction:

National Penn intends to file a registration statement on Form S-4 in connection with the transaction, and National Penn and KNBT intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn, KNBT Bancorp and the transaction. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn and KNBT, at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

National Penn, KNBT and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn and KNBT in favor of the transaction. Information regarding the interests of the executive officers and directors of National Penn and KNBT in the transaction will be included in the joint proxy statement/prospectus.